UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2010

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 19, 2010

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders (the “EGM”) of China Mass Media Corp. (the “Company”), a Cayman Islands company, will be held on July 19, 2010, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, for the following purposes:

1. To approve the adoption of the Fifth Amended and Restated Memorandum and Articles of Association of the Company by a special resolution.

2. To approve the adoption of the 2010 share option scheme by an ordinary resolution.

3. To grant a general mandate to the board of directors to issue new securities and repurchase shares of the Company by an ordinary resolution.

4. To approve the issuance of no more than 71,637,500 ordinary shares, par value US$0.001 per share, of the Company as a stock dividend credited as fully paid by capitalizing the profit and loss account of the Company by an ordinary resolution.

Additional information regarding the matters to be acted on at the EGM can be found in the accompanying proxy statement.

Holders of record of ordinary shares at the close of business on June 16, 2010 will be entitled to attend and vote at the EGM.  A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company.  Whether or not you expect to attend the EGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to: Sun Zhili, China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.  The enclosed proxy card shall be received by us no later than 10:00 AM Beijing time on July 16, 2010 to ensure your representation and the presence of a quorum at the EGM.  Sending in your proxy will not prevent you from voting in person at the EGM.

Holders of American Depositary Shares representing ordinary shares at the close of business on June 16, 2010 will be entitled to vote through the depositary at the EGM.  Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,

/s/ Eric Wang Lam Cheung
Eric Wang Lam Cheung
Chief Financial Officer

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

PROXY STATEMENT

For Extraordinary General Meeting of Shareholders
to be Held on July 19, 2010

GENERAL

This proxy statement is being furnished to holders of the ordinary shares, including holders of the ordinary shares in the form of American Depositary Shares (the “ADS”), (each, a “Shareholder”, collectively, the “Shareholders”), of China Mass Media Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the extraordinary general meeting of Shareholders (the “EGM”) to be held on July 19, 2010, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, and at any adjournments or postponements thereof.

The specific proposals to be considered and acted upon at the EGM are summarized in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “Notice”).  The proposals are described in more detail in this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on June 16, 2010 (the “Shareholders Record Date”) are entitled to vote at the EGM.  The Board has established the close of business on June 16, 2010 as the time and date used to determine those record holders of the Company’s ADSs to whom the Notice of the EGM will be sent.  On the Shareholders Record Date, 716,375,000 of the Company’s ordinary shares, par value US$0.001 per share, were issued and outstanding.  At least one Shareholder entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the EGM shall form a quorum.

Voting and Solicitation

Holders of ordinary shares outstanding on the Shareholders Record Date are entitled to one vote for each ordinary share held.  At the EGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder.  A resolution put to the vote of a meeting shall be decided on a poll.  The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.  We will reimburse the depositary bank for the ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

When proxies are properly dated, executed and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the EGM in accordance with the instructions of the Shareholder.  If a Shareholder executes and returns the enclosed proxy card but does not give instructions as to how to vote, the ordinary shares will be voted “FOR” the proposal described in this proxy statement and in the proxy holder’s discretion as to other matters that may properly come before the EGM.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

PROPOSALS

Introduction

The Company has applied for listing (the “HKSE Listing”) of the Company’s ordinary shares (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).  No fund raising activities will be conducted in connection with the HKSE Listing.  The listing application is currently under review by the Hong Kong Stock Exchange whose approval is required.  There can be no assurances that the Company will be able to list the Shares on the Hong Kong Stock Exchange.

In order to be listed on the Hong Kong Stock Exchange, the Company is required to comply with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “HKSE Listing Rules”), including those governing a listed issuer’s articles of association and share option plan.  The Company’s existing Fourth Amended and Restated Memorandum and Articles of Association (the “M&A”) and the 2008 equity incentive plan (the “2008 Plan”) would not fulfill all the requirements of the HKSE Listing Rules.  The Board’s power to issue new securities of the Company will also be limited under the HKSE Listing Rules.

In addition, on May 22, 2010, the Board declared a special stock dividend of 71,637,500 additional ordinary shares of the Company for the year ended December 31, 2009 by capitalizing the profit and loss account of the Company in the amount of US$71,637.50, which requires Shareholders’ approval pursuant to Article 134 of the M&A.

An EGM will be convened to consider and, if thought fit, approve the matters set out below.   This proxy statement is intended to provide Shareholders with certain information relating to the proposed resolutions.

To approve the adoption of the Fifth Amended and Restated Memorandum and Articles of Association of the Company

As the existing M&A would not satisfy the requirements of the Hong Kong Stock Exchange, the Board proposes to seek Shareholders’ approval at the EGM to adopt the Fifth Amended and Restated Memorandum and Articles of Association (the “Restated M&A”), which are in compliance with the HKSE Listing Rules.  The Restated M&A shall become effective on the first day of dealing of the Shares on the main board of the Hong Kong Stock Exchange.  The text of the proposed Restated M&A is set forth in Appendix I to this proxy statement.

The affirmative vote of a two-thirds majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the EGM is required to amend the M&A.

The Board recommends that the Shareholders vote FOR the proposal to adopt the Restated M&A.

To approve the adoption of the 2010 share option scheme

Upon the completion of the HKSE Listing, no further options may be granted under the Company’s 2008 Plan pursuant to the HKSE Listing Rules.  The Board considers that it is in the best interests of the Company to continue to be able to grant options as an incentive and reward for its employees to make contributions to the Company.  For this purpose, the Board proposes to seek Shareholders’ approval at the EGM to adopt a new share option scheme (the “2010 Share Option Scheme”) in compliance with the HKSE Listing Rules.  A summary of the revised principal terms of the 2010 Share Option Scheme is set forth in Appendix II to this proxy statement.   The 2010 Share Option Scheme shall become effective immediately prior to the listing of the Shares on the Hong Kong Stock Exchange.

The Board recommends that the Shareholders vote FOR the proposal to adopt the 2010 Share Option Scheme.

To grant a general mandate to the Board to issue new securities and repurchase shares of the Company upon the HKSE Listing

Under HKSE Listing Rules, the Board is permitted to issue new securities of the Company and repurchase Shares only in certain circumstances, one of which is to obtain a general mandate, subject to certain limitations under HKSE Listing Rules, from Shareholders in general meeting.

The Board believes that it is in the best interests of the Company and the Shareholders for the Board to have a general authority from the Shareholders to enable the Company to issue securities and repurchase Shares in the market after the HKSE Listing.   A general mandate will enable the Company to capture market opportunities for fund raising, mergers and acquisitions and other transactions involving issue of new securities of the Company as and when such opportunities arise.  Repurchases of Shares will only be made when the Board believes that such repurchases will benefit the Company and the Shareholders.  Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

The Board will therefore seek Shareholders’ approval at the EGM for the following general mandate to be granted to the Board by the Shareholders, conditional on the effectiveness of the Restated M&A and on the completion of the HKSE Listing;

(a)
a general unconditional mandate be given to the Board to exercise all the powers of the Company to allot, issue and deal in, otherwise than by way of rights issue or an issue of Shares upon the exercise of options which may be granted under the 2008 Plan or the 2010 Share Option Scheme or under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of Shares or rights to acquire Shares or any scrip dividend schemes or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the memorandum and articles of association of the Company as amended from time to time (“Articles”) or a specific authority granted by the Shareholders in general meeting, Shares with a total nominal value not exceeding 20% of the total nominal value of the share capital of the Company in issue immediately upon the HKSE Listing (excluding any Shares which may be issued pursuant to options that were granted under the 2008 Plan), such mandate to remain in effect until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of the Cayman Islands to be held; or

(iii)	the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(b)
a general unconditional mandate be given to the Board authorizing it to exercise all powers of the Company to repurchase on the Hong Kong Stock Exchange or on any other stock exchange on which the Shares may be listed and which is recognized by the Securities and Futures Commission and the Hong Kong Stock Exchange for this purpose such number of Shares with a total nominal value not exceeding 10% of the aggregate of the total nominal amount of the share capital of the Company in issue immediately upon the HKSE Listing (excluding any Shares which may be issued pursuant to options that were granted under the 2008 Plan or may be granted under the 2010 Share Option Scheme), such mandate to remain in effect until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of the Cayman Islands to be held; or

(iii)	the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(c)
the general unconditional mandate mentioned in paragraph (a) above be extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Board pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase Shares referred to in paragraph (b) above, provided that such extended amount shall not exceed 10% of the total nominal value of the share capital of the Company in issue immediately upon the HKSE Listing (excluding any Shares which may be issued pursuant to options that were granted under the 2008 Plan or may be granted under the 2010 Share Option Scheme).

The Board recommends that the Shareholders vote FOR the proposal to grant a general mandate to the Board to issue new securities and repurchase shares of the Company upon the HKSE Listing.

To approve the issuance of a stock dividend through capitalization of profits

On May 22, 2010, the Board declared a special stock dividend of 71,637,500 additional ordinary shares of the Company for the year ended December 31, 2009.  Each holder of the Shares as of June 16, 2010 (the “Share Record Date”) will be entitled to receive One (1) additional Share for every Ten (10) Shares held as of the Share Record Date.  Such stock dividend will be payable to the Shareholders credited as fully paid by capitalizing the profit and loss account of the Company in the amount of US$71,637.50, which requires Shareholders’ approval pursuant to Article 134 of the M&A.

The Board recommends that the Shareholders vote FOR the proposal to approve the issuance of stock dividend through capitalization of profits.

A form of the EGM resolutions is set forth in Appendix III to this proxy statement.

OTHER MATTERS

The Board knows of no other business that will be presented at the EGM.  If any other business is properly brought before the EGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Eric Wang Lam Cheung
Eric Wang Lam Cheung
Chief Financial Officer

APPENDIX I

FORM OF FIFTH AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANIES LAW (2009 Revision)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

China Mass Media Corp.

(conditionally adopted by special resolution passed on [  ] 2010)

THE COMPANIES LAW (2009 Revision)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Mass Media Corp.

(conditionally adopted by special resolution passed on [ ] 2010)

CAYMAN ISLANDS

The Companies Law (2009 Revision) (Cap. 22)

Company Limited by Shares

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Mass Media Corp.

(conditionally adopted by special resolution passed on [ ] 2010)

1	The name of the Company is China Mass Media Corp.

2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands or at such other place in the Cayman Islands as the Board may from time to time decide.

3	The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(a)
to carry on business as an investment company and as an investment holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of the Company's investments for the time being;

(b)
to subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, joint venture, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient;

(c)
to exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit;

(d)
to stand surety for or to guarantee, indemnify, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor;

(e)
to carry on the business of promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations;

(f)
to carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including the provision of any services;

(g)
to purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds; and

(h)
to engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors likely to be profitable to the Company.

In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this Clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

4
Except as prohibited or limited by the Companies Law (2009 Revision), the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (2009 Revision) and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate, irrespective of any question of corporate benefit, in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, debenture stock, loans, loan stock, loan notes, bonds, convertible bonds, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to members of the Company; to contract with persons for the provision of advice, the management and custody of the Company's assets, the listing of the Company's shares and its administration; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a licence is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

6
The share capital of the Company is [US$3,000,000] divided into [3,000,000,000] shares of a nominal or par value of US$0.001 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2009 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7
If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 174 of the Companies Law (2009 Revision) and, subject to the provisions of the Companies Law (2009 Revision) and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

THE COMPANIES LAW (2009 Revision)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

China Mass Media Corp.

 (conditionally adopted by special resolution passed on [  ] 2010 )

TABLE OF CONTENTS

1	EXCLUSION OF TABLE A	16
2	INTERPRETATION	16
3	SHARE CAPITAL AND MODIFICATION OF RIGHTS	21
4	REGISTER OF MEMBERS AND SHARE CERTIFICATES	23
5	LIEN	25
6	CALLS ON SHARES	25
7	TRANSFER OF SHARES	27
8	TRANSMISSION OF SHARES	29
9	FORFEITURE OF SHARES	29
10	ALTERATION OF CAPITAL	31
11	BORROWING POWERS	31
12	GENERAL MEETINGS	33
13	PROCEEDINGS AT GENERAL MEETINGS	34
14	VOTES OF MEMBERS	36
15	REGISTERED OFFICE	38
16	BOARD OF DIRECTORS	38
17	MANAGING DIRECTORS	44
18	MANAGEMENT	45
19	MANAGERS	46
20	PROCEEDINGS OF DIRECTORS	46
21	SECRETARY	48
22	GENERAL MANAGEMENT AND USE OF THE SEAL	48
23	CAPITALISATION OF RESERVES	49
24	DIVIDENDS AND RESERVES	51
25	UNTRACEABLE MEMBERS	56
26	DOCUMENT DESTRUCTION	56
27	ANNUAL RETURNS AND FILINGS	58
28	ACCOUNTS	58
29	AUDIT	59
30	NOTICES	59
31	INFORMATION	61
32	WINDING UP	61
33	INDEMNITIES	62
34	FINANCIAL YEAR	63
35	AMENDMENT OF MEMORANDUM AND ARTICLES	63

THE COMPANIES LAW (2009 Revision) (Cap. 22)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

China Mass Media Corp.

 (conditionally adopted by special resolution passed on [  ] 2010)

1	Exclusion of Table A

The regulations contained in Table A in the First Schedule to the Companies Law shall not apply to the Company.

2	Interpretation

2.1	The marginal notes to these Articles shall not affect the interpretation hereof.

2.2	In these Articles, unless there be something in the subject or context inconsistent therewith:

“ADS”	shall mean American Depositary Share.

"Articles"	shall mean these Articles of Association and all supplementary, amended or substituted Articles for the time being in force.

"Associate"
shall mean, in relation to any Director:

(i)      his spouse and any of his or his spouse's children or step-children, natural or adopted, under the age of 18 (together, the "family interests");

(ii)     the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object and any company (a "trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise 30% (or such other amount as may from time to time be specified in the HK Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

(iii)          a holding company of a trustee-controlled company or a subsidiary of any such holding company;

(iv)          any company in the equity capital of which he, his family interests, any of the trustees referred to in paragraph (ii) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested (other than through their respective interests in the capital of the Company) so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the HK Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and

(v)          any other persons who would be deemed to be an "associate" of the Director under the Hong Kong Listing Rules.

"Auditors"	shall mean the persons appointed by the Company from time to time to perform the duties of auditors of the Company.

"Board"	shall mean the majority of the Directors present and voting at a meeting of Directors at which a quorum is present.

"capital"	shall mean the share capital from time to time of the Company.

"Chairman"	shall mean the Chairman presiding at any meeting of members or of the Board.

“Commission”	shall mean Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the US Securities Act.

"Companies Law" or "Law"
shall mean the Companies Law (2009 Revision), Cap. 22 of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

"Companies Ordinance"	shall mean the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as in force from time to time.

"Company"	shall mean China Mass Media Corp.

"Company's Website"	shall mean the website of the Company, the address or domain name of which has been notified to members.

"Director"	shall mean any director from time to time of the Company.

"dividend"	shall include bonus dividends and distributions permitted by the Law to be categorised as dividends.

"dollars" and "HK$"	shall mean dollars legally current in Hong Kong.

"electronic"	shall have the meaning given to it in the Electronic Transactions Law.

“electronic means”	includes sending or otherwise making available to the intended recipients of the communication in electronic format.

"Electronic Signature"
shall mean an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication.

“Electronic Transactions Law”
means the Electronic Transactions Law (2003 Revision) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

"HK Code on Takeovers and Mergers"	shall mean the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong as amended from time to time.

"HKEX"	shall mean The Stock Exchange of Hong Kong Limited.

"Hong Kong Listing Rules"	shall mean the Rules Governing the Listing of Securities on the Exchange as amended from time to time.

"holding company"	shall have the meaning attributed to such term in the Companies Ordinance.

“Independent Directors”	shall mean a Director who meets the definition of independence set forth in the NYSE Rules and Rule 10A-3 under the US Exchange Act.

"members"	shall mean the persons who are duly registered as the holders from time to time of shares in the register including persons who are jointly so registered.

"month"	shall mean a calendar month.

“NYSE”	shall mean the New York Stock Exchange or NYSE Arca, Inc., as applicable.

“NYSE Rules”	shall mean the rules and regulations of the New York Stock Exchange or NYSE Arca, Inc., as applicable.

"ordinary resolution"
shall mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting held in accordance with these Articles and includes an ordinary resolution passed pursuant to Article 13.12.

"principal register"	shall mean the register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

"published in the newspapers"
shall mean published as a paid advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper, being in each case a newspaper published daily and circulating generally in Hong Kong in accordance with the Hong Kong Listing Rules.

"published on the HKEX’s website"	shall mean published in English and Chinese on the HKEX’s website in accordance with the Hong Kong Listing Rules;

"recognised clearing house"
shall have the meaning ascribed thereto in Part I of Schedule 1 of the Securities and Futures Ordinance of Hong Kong and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

"register"	shall mean the principal register and any branch registers.

"seal"	shall include the common seal of the Company, the securities seal or any duplicate seal adopted by the Company pursuant to Article 22.2.

"Secretary"	shall mean the person appointed as company secretary by the Board from time to time.

"share"	shall mean a share in the capital of the Company.

"special resolution"
shall have the same meaning as ascribed thereto in the Law and shall include an unanimous written resolution of all members: for this purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution passed pursuant to Article 13.12.

"subsidiary"	shall have the meaning attributed to such term in the Companies Ordinance, but interpreting the term "subsidiary" in accordance with the definition of "subsidiary" under the Hong Kong Listing Rules.

"transfer office"	shall mean the place where the principal register is situate for the time being.

"US$"	shall mean dollars legally current in the United States of America.

“US Exchange Act”
shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“US Securities Act”
shall mean the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

2.3	Subject as aforesaid, any words defined in the Law shall, if not inconsistent with the subject and/or context, bear the same meanings in these Articles.

2.4
Words importing either gender shall include the other gender and the neuter; words importing persons and the neuter shall include companies and corporations and vice versa; and words denoting the singular shall include the plural and words denoting the plural shall include the singular.

2.5
"Writing" or "printing" shall include writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference.

2.6	Section 8 of the Electronic Transactions Law shall not apply.

3	Share Capital and Modification of Rights

3.1	The capital of the Company at the date of the adoption of these Articles is US$[1,000,000] divided into [1,000,000,000] shares of US$[0.001] each.

3.2
Subject to the provisions of these Articles and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the Board may determine.  Subject to the Law, the NYSE Rules and/or the Hong Kong Listing Rules and to any special rights conferred on any members or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof is, liable to be redeemed.  No shares shall be issued to bearer.

3.3
Subject to the NYSE Rules and/or the Hong Kong Listing Rules, the Board may issue warrants to subscribe for any class of shares or other securities of the Company on such terms as it may from time to time determine.  No warrants shall be issued to bearer for so long as a recognised clearing house (in its capacity as such) is a member of the Company.  Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

3.4
If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Law, be varied or abrogated only with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.  To every such separate meeting all the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorised representative) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

3.5
The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

3.6
Subject to the Law, or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, the Company shall have the power to purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares) provided that the manner of purchase has first been authorised by a resolution of the members, and to purchase or otherwise acquire warrants for the subscription or purchase of its own shares, and shares and warrants for the subscription or purchase of any shares in any company which is its holding company and may make payment therefor in any manner authorised or not prohibited by law, including out of capital, or to give, directly or indirectly, by means of a loan, a guarantee, a gift, an indemnity, the provision of security or otherwise howsoever, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company or any company which is a holding company of the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired rateably or in any other manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such purchase or other acquisition or financial assistance shall only be made in accordance with any relevant code, rules or regulations issued by the HKEX or the NYSE or the Securities and Futures Commission of Hong Kong or the Commission from time to time in force.

3.7
The Company in general meeting may, from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

3.8
Subject to the provisions of the Law and the Memorandum of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

3.9
Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price, and if purchases are by tender, tenders shall be available to all members alike.

3.10	The purchase or redemption of any share shall not be deemed to give rise to the purchase or redemption of any other share.

3.11
The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its principal place of business in Hong Kong or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.

3.12
Subject to the provisions of the Law, of the Memorandum of Association of the Company, and of these Articles relating to new shares, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Board shall determine.

3.13
The Company may, unless prohibited by law, at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Law shall be observed and complied with, and in each case the commission shall not exceed 10% of the price at which the shares are issued.

3.14
Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any shares or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

4	Register of Members and Share Certificates

4.1
The Board shall cause to be kept at such place within or outside the Cayman Islands as it deems fit a principal register of the members and there shall be entered therein the particulars of the members and the shares issued to each of them and other particulars required under the Law.

4.2
If the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or registers of members at such location or locations within or outside the Cayman Islands as the Board thinks fit.  The principal register and the branch register(s) shall together be treated as the register for the purposes of these Articles.

4.3
The Board may, in its absolute discretion, at any time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

4.4
Notwithstanding anything contained in this Article, the Company shall as soon as practicable and on a regular basis record in the principal register all transfers of shares effected on any branch register and shall at all times maintain the principal register in such manner as to show at all times the members for the time being and the shares respectively held by them, in all respects in accordance with the Companies Law.

4.5
Except when a register is closed and, if applicable, subject to the additional provisions of Article 4.8, the principal register and any branch register shall during business hours be kept open to the inspection of any member without charge.

4.6
The reference to business hours in Article 4.5 is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

4.7
The register may, on 14 days' notice being given by advertisement published on the HKEX’s website, or, subject to the NYSE Rules and/or the Hong Kong Listing Rules and the Companies Ordinance, by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided or by advertisement published in the newspapers, be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution passed at a general meeting in that year determine provided that such period shall not be extended beyond 60 days in any year).  The Company shall, on demand, furnish any person seeking to inspect the register or part thereof which is closed by virtue of these Articles with a certificate under the hand of the Secretary stating the period for which, and by whose authority, it is closed.

4.8
Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a member without charge and any other person on payment of such fee not exceeding HK$2.50 (or if permitted by the Companies Ordinance, such lesser sum) as the Company may prescribe for each inspection.  Any member may require a copy of the register, or any part thereof, on payment of HK$0.25, or if permitted by the Companies Ordinance, such lesser sum as the Company may prescribe.  The Company shall cause any copy so required by any person to be sent to that person within a period of 10 days commencing on the date next after the day on which the requirement is received by the Company.

4.9
Every person whose name is entered as a member in the register shall be entitled without payment to receive, within the relevant time limit as prescribed in the Law or as the HKEX may from time to time determine, whichever is shorter, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide), one certificate for all his shares of each class or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming an Exchange board lot, upon payment, in the case of a transfer, of a sum equal to the relevant maximum amount as the HKEX may from time to time determine for every certificate after the first or such lesser sum as the Board shall from time to time determine, such numbers of certificates for shares in Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.  All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at his registered address as appearing in the register.

4.10
Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal of the Company, which shall only be affixed with the authority of the Board, and where applicable, shall bear legends required under the applicable laws, including the US Securities Act.

4.11
Every share certificate shall specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

4.12
The Company shall not be bound to register more than four persons as joint holders of any share.  If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

4.13
If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding such amount as may from time to time be permitted under the Hong Kong Listing Rules or such lesser sum as the Board may from time to time require) and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation.

5	Lien

5.1
The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member (whether solely or jointly with others) for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether such person is a member of the Company or not.

5.2
The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof.  The Board may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Article.

5.3
The Company may sell in such manner as the Board thinks fit any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person, of which the Company has notice, entitled to the shares by reason of such holder's death, mental disorder or bankruptcy.

5.4
The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the holder immediately before such sale of the share.  For giving effect to any such sale, the Board may authorise any person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

6	Calls on Shares

6.1
The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times.  A call may be made payable either in one sum or by instalments.  A call may be revoked or postponed as the Board may determine.

6.2	At least 14 days' notice of any call shall be given to each member specifying the time and place of payment and to whom such payment shall be made.

6.3	A copy of the notice referred to in Article 6.2 shall be sent in the manner in which notices may be sent to members by the Company as herein provided.

6.4
Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall specify.  A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

6.5
In addition to the giving of notice in accordance with Article 6.3, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members effected by notice published on the HKEX’s website, or, subject to the NYSE Rules and/or the Hong Kong Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided or by advertisement published in the newspapers.

6.6	A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

6.7	The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

6.8
The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as to all or any of the members, whom by reason of residence outside Hong Kong or other cause the Board considers it reasonable to grant an extension to, but no member shall be entitled to any such extension as a matter of grace and favour.

6.9
If the sum or any instalment payable in respect of any call is unpaid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 15% per annum as the Board shall determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

6.10
No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

6.11
At the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, and the proof of the matters aforesaid shall be conclusive evidence of the debt.

6.12
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium or otherwise, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, liabilities of joint holders, forfeiture and the like, shall apply as if such sum had become payable by virtue of a call duly made and notified.

6.13
The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or  any of the moneys so advanced the Company may pay interest at such rate (if any) as the Board may decide.  The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.  No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

7	Transfer of Shares

7.1
Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Board may approve, which is consistent with the standard form of transfer as prescribed by the HKEX and approved by the Board.  All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.

7.2
The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee PROVIDED that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so.  The instrument of transfer of any share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures.  The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

7.3	The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien.

7.4
If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

7.5	The Board may also decline to register any transfer of any shares unless:

(a)
the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four;

(e)	the shares concerned are free of any lien in favour of the Company; and

(f)
a fee of such maximum as the HKEX and/or the NYSE may from time to time determine to be payable (or such lesser sum as the Board may from time to time require) is paid to the Company in respect thereof.

7.6
No transfer shall be made to an infant or to a person in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

7.7
Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge.  The Company shall also retain the instrument(s) of transfer.

7.8
The registration of transfers may, on 14 days' notice being given by advertisement published on the HKEX’s website, or, subject to the Hong Kong Listing Rules and/or the requirements of the NYSE, by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided or by advertisement published in the newspapers, be suspended and the register closed at such times for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

8	Transmission of Shares

8.1
In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

8.2
Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some other person nominated by him registered as the transferee thereof.

8.3
If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.  If he shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee a transfer of such share.  All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

8.4
A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share.  However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 14.3 being met, such a person may vote at meetings.

9	Forfeiture of Shares

9.1
If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time during such time as any part thereof remains unpaid, without prejudice to the provisions of Article 6.10, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

9.2
The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is unpaid will be liable to be forfeited.  The Board may accept a surrender of any share liable to be forfeited hereunder and in such case, references in these Articles to forfeiture shall include surrender.

9.3
If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect.  Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before the forfeiture.

9.4
Any share so forfeited shall be deemed to be the property of the Company, and may be re-allotted sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a re-allotment, sale or disposition the forfeiture may be cancelled by the Board on such terms as it thinks fit.

9.5
A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 15% per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares forfeited, at the date of forfeiture.  For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived, be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

9.6
A statutory declaration in writing that the declarant is a Director or Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.  The Company may receive the consideration, if any, given for the share on any re-allotment, sale or disposition thereof and the Board may authorise any person to execute a letter of re-allotment or transfer the share in favour of the person to whom the share is re-allotted, sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the subscription or purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity  in the proceedings in reference to the forfeiture, re-allotment, sale or other disposal of the share.

9.7
When any share shall have been forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register.  Notwithstanding the above, no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

9.8
Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any share so forfeited shall have been re-allotted, sold, or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

9.9	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

9.10
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

10	Alteration of Capital

10.1	The Company may from time to time by ordinary resolution:

(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.  On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(b)
cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Law; and

(c)
sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, subject nevertheless to the provisions of the Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

10.2	The Company may by special resolution reduce its share capital or any capital redemption reserve in any manner authorised and subject to any conditions prescribed by the Law.

11	Borrowing Powers

11.1
The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

11.2
The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debts, liability or obligations of the Company or of any third party.

11.3	Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

11.4
Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

11.5
The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.

11.6
If the Company issues debentures or debenture stock (whether as part of a series or as individual instruments) not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

11.7
Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

12	General Meetings

12.1
The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse (or such longer period as the HKEX or the NYSE may authorise) between the date of one annual general meeting of the Company and that of the next.  So long as the first annual general meeting of the Company is held within 18 months of its incorporation, it need not be held in the year of its incorporation or in the following years.  The annual general meeting shall be held at such time and place as the Board shall appoint.

12.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

12.3
The Board may, whenever it thinks fit, convene an extraordinary general meeting.  General meetings shall also be convened on the written requisition of any two or more members of the Company deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionists, provided that such requisitionists held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings of the Company.  General meetings may also be convened on the written requisition of any one member of the Company which is a recognised clearing house (or its nominee(s)) deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionist, provided that such requisitionist held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings of the Company.  If the Board does not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Board provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.

12.4
An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing.  Subject to the requirement under the Hong Kong Listing Rules and/or the NYSE Rules, the notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 13.1) the general nature of that business.  The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.  Notice of every general meeting shall be given to the Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

12.5	Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in Article 12.4, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the members of the Company entitled to attend and vote thereat or their proxies; and

(b)
in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

12.6
There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

12.7
The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

12.8
In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

13	Proceedings at General Meetings

13.1
All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the accounts and balance sheets and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors in place of those retiring;

(d)	the appointment of Auditors;

(e)	the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the Auditors;

(f)
the granting of any mandate or authority to the Directors to offer, allot, grant options over, or otherwise dispose of the unissued shares of the Company representing not more than 20% (or such other percentage as may from time to time be specified in the Hong Kong Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to Article 13.1(g); and

(g)	the granting of any mandate or authority to the Directors to repurchase securities of the Company.

13.2
For all purposes the quorum for a general meeting shall be two members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.  No business (except the appointment of a Chairman) shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

13.3
If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy shall be a quorum and may transact the business for which the meeting was called.

13.4
The Chairman shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within 15 minutes after the time appointed for holding such meeting or is unwilling to act, the Directors present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present (whether in person or represented by proxy or duly authorised representative) shall choose one of their own number to be Chairman.

13.5
The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine.  Whenever a meeting is adjourned for 14 days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting.  Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.  No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

13.6	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

13.7	[Intentionally left blank]

13.8
A poll shall (subject as provided in Article 13.10) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was taken as the Chairman directs.  No notice need be given of a poll not taken immediately.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.

13.9	[Intentionally left blank]

13.10	Any poll on the election of a Chairman of a meeting or any question of adjournment shall be taken at the meeting and without adjournment.

13.11	In the case of an equality of votes, the Chairman of the meeting at which the poll is taken shall be entitled to a second or casting vote.

13.12
A resolution in writing (in one or more counterparts), including a special resolution, signed by all members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly appointed representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.  Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last member to sign.

14	Votes of Members

14.1
Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register.  A member entitled to more than one vote is under no obligation to cast all his votes in the same way.  For the avoidance of doubt, where more than one proxy is appointed by a recognised clearing house (or its nominee(s), each such proxy is under no obligation to cast all his votes in the same way.

14.2
Where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

14.3
Any person entitled under Article 8.2 to be registered as a member may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposed to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

14.4
Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

14.5
A member in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote by any person authorised in such circumstances to do so, and such person may vote by proxy.

14.6
Save as expressly provided in these Articles or as otherwise determined by the Board, no person other than a member duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member), or to be reckoned in a quorum, either personally or by proxy at any general meeting.

14.7
No objection shall be raised as to the qualification of any person exercising or purporting to exercise any vote or to the admissibility of any vote except at the meeting or adjourned meeting at which the person exercising or purporting to exercise his vote or the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes.  In the case of any dispute as to the admission or rejection of any vote, the Chairman of the meeting shall determine the same and such determination shall be final and conclusive.

14.8
Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting.  Votes may be given either personally or by proxy.  A proxy need not be a member of the Company.  A member may appoint any number of proxies to attend in his stead at any one general meeting (or at any one class meeting).

14.9
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

14.10
The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority, (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid provided always that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex or cable or facsimile confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.  No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution.  Delivery of any instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

14.11
Every instrument of proxy, whether for a specified meeting or otherwise, shall be in common form or such other form that complies with the Hong Kong Listing Rules as the Board may from time to time approve, provided that it shall enable a member, according to his intention, to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates.

14.12
The instrument appointing a proxy to vote at a general meeting shall: (a) be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and (b) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates, provided that the meeting was originally held within 12 months from such date.

14.13
A vote given in accordance with the terms of an instrument of proxy or resolution of a member shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy or resolution of a member was executed or revocation of the relevant resolution or the transfer of the share in respect of which the proxy was given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 14.10, at least two hours before the  commencement of the meeting or adjourned meeting at which the proxy is used.

14.14
Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of members of any class of shares of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company and where a corporation is so represented, it shall be treated as being present at any meeting in person.

14.15
If a recognised clearing house (or its nominee(s)) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarised authorisation and/or further evidence for substantiating the facts that it is duly authorised.  A person so authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) could exercise as if such person were an individual member of the Company holding the number and class of shares specified in such authorisation, notwithstanding any contrary provision contained in these Articles.

15	Registered Office

The registered office of the Company shall be at such place in the Cayman Islands as the Board shall from time to time appoint.

16	Board of Directors

16.1
The number of Directors shall not be less than two and not more than 9 Directors, including such number of Independent Directors as may be required by applicable NYSE Rules so long as the ADSs representing Ordinary Shares are listed on the NYSE.  The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

16.2
The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board.  Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

16.3
The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall not be less than two.  Subject to the provisions of these Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.  Any Director so appointed shall hold office only until the next following annual  general meeting of the Company and shall then be eligible for re-election.

16.4
No person shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless during the period, which shall be at least seven days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the Secretary notice in writing by a member of the Company (not being the person to be proposed), entitled to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

16.5
The Company shall keep at its office a register of directors and officers containing their names and addresses and occupations and any other particulars required by the Law and shall send to the Registrar of Companies of the Cayman Islands a copy of such register and shall from time to time notify to the Registrar of Companies of the Cayman Islands any change that takes place in relation to such Directors as required by the Law.

16.6
The Company may by ordinary resolution at any time remove any Director (including a managing director or other executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may by ordinary resolution elect another person in his stead.  Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.   Nothing in this Article should be taken as depriving a Director removed under any provisions of this Article of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director or as derogatory from any power to remove a Director which may exist apart from the provision of this Article.

16.7
A Director may at any time by notice in writing delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to be his alternate Director in his place during his absence and may in like manner at any time determine such appointment.  Such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved, provided that the Board may not withhold approval of any such appointment where the proposed appointee is a Director.

16.8	The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

16.9
An alternate Director shall (except when absent from Hong Kong), be entitled to receive and waive (in lieu of his appointor) notices of meetings of the Directors and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director.  If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative and he need not use all his votes or cast all the votes he uses in the same way.  If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act (as to which a certificate by the alternate shall in the absence of actual notice to the contrary to other Directors be conclusive), his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor.  To such extent as the Board may from time to time determine in relation to any committee of the Board, the provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member.  An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

16.10
An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

16.11
In addition to the provisions of Articles 16.7 to 16.10, a Director may be represented at any meeting of the Board (or of any committee of the Board) by a proxy appointed by him, in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.  A proxy need not himself be a Director and the provisions of Articles 14.8 to 14.13 shall apply mutatis mutandis to the appointment of proxies by Directors save that an instrument appointing a proxy shall not become invalid after the expiration of twelve months from its date of execution but shall remain valid for such period as the instrument shall provide or, if no such provision is made in the instrument, until revoked in writing and save also that a Director may appoint any number of proxies although only one such proxy may attend in his stead at meetings of the Board (or of any committee of the Board).

16.12
A Director need not hold any qualification shares.  No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.

16.13
The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting or by the Board, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office.  Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

16.14
Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

16.15
The Directors shall be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

16.16
The Board may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company.  Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

16.17
The remuneration of an Executive Director (as appointed according to Article 17.1) or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide.  Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

16.18	The office of a Director shall be vacated:

(a)	if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(b)
if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(c)
if, without leave, he is absent from meetings of the Board (unless an alternate Director appointed by him attends in his place) for a continuous period of 12 months, and the Board resolves that his office be vacated;

(d)	if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(e)	if he ceases to be or is prohibited from being a Director by law or by virtue of any provisions in these Articles;

(f)
if he shall be removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or

(g)	if he shall be removed from office by an ordinary resolution of the members of the Company under Article 16.6.

At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.  Any Director appointed pursuant to Article 16.2 or Article 16.3 shall not be taken into account in determining which Directors are to retire by rotation.  A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.  The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

16.19
No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

16.20
Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company.  The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

16.21
A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

16.22
A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his Associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(a)	the giving of any security or indemnity either:

(i)
to the Director or any of his Associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii)
to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his Associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b)
any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his Associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c)
any proposal concerning any other company in which the Director or any of his Associates is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or any of his Associates is/are beneficially interested in the shares of that company, provided that, the Director and any of his Associates is/are not, in aggregate, beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his Associates is derived) or of the voting rights;

(d)	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(i)	the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or any of his Associates may benefit; or

(ii)
the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their Associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or any of his Associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(e)
any contract or arrangement in which the Director or any of his Associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

16.23
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not prohibited from voting under Article 16.22(a) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

16.24
If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman, to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned (or, as appropriate, the Chairman) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.

16.25
The Board may, from time to time, and except as required by applicable law or the NYSE Rules or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

17	Managing Directors

17.1
The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director, or other Executive Director and/or such other employment or executive office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 16.17.

17.2
Every Director appointed to an office under Article 17.1 hereof shall, without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company, be liable to be dismissed or removed therefrom by the Board.

17.3
A Director appointed to an office under Article 17.1 shall be subject to the same provisions as to removal as the other Directors, and he shall, without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company, ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

17.4
The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit.  But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

18	Management

18.1
Subject to any exercise by the Board of the powers conferred by Articles 19.1 to 19.3, the management of the business of the Company shall be vested in the Board which, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Law and of these Articles and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

18.2	Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(b)
to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

18.3
Except in the circumstances as would, if the Company were a company incorporated in Hong Kong, be permitted by Section 157H of the Companies Ordinance as in force at the date of adoption of these Articles, and except as permitted under the Companies Law, the Company shall not directly or indirectly:

(a)	make a loan to a Director or his Associates or a director of any holding company of the Company;

(b)	enter into any guarantee or provide any security in connection with a loan made by any person to a Director or such a director; or

(c)
if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

19	Managers

19.1
The Board may from time to time appoint a general manager, manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them in connection with the conduct of the business of the Company.

19.2
The appointment of such general manager, manager or managers may be for such period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board as it may think fit.

19.3
The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

20	Proceedings of Directors

20.1
The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit in any part of the world and may determine the quorum necessary for the transaction of business.  Unless otherwise determined two Directors shall be a quorum.  For the purposes of this Article an alternate Director shall be counted in a quorum in place of the Director who appointed him and an alternate Director who is an alternate for more than one Director shall for quorum purposes be counted separately in respect of himself (if he is a Director) and in respect of each Director for whom he is an alternate (but so that nothing in this provision shall be construed as authorising a meeting to be constituted when only one person is physically present).  A meeting of the Board or any committee of the Board may be held by means of a telephone or tele-conferencing or any other telecommunications facility provided that all participants are thereby able to communicate contemporaneously by voice with all other participants and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

20.2
A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board.   Failing any determination by the Board, not less than 48 hours notice thereof shall be given to each Director either in writing or by telephone or by facsimile, telex or telegram at the address or telephone, facsimile or telex number from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine.

20.3
Subject to Articles 16.19 to 16.24, questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

20.4
The Board may elect a Chairman of its meetings and determine the period  for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

20.5
A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

20.6
The Board may delegate any of its powers to committees consisting of such member or members of the Board (including alternate Directors in the absence of their appointers) as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

20.7
All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

20.8
The meetings and proceedings of any such committee consisting of two or more members of the Board shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 20.6.

20.9	The Board shall cause minutes to be made of:

(a)	all appointments of officers made by the Board;

(b)	the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 20.6;

(c)
all declarations made or notices given by any Director of his interest in any contract or proposed contract or of his holding of any office or property whereby any conflict of duty or interest may arise; and

(d)	all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

20.10	Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the chairman of the meeting or by the chairman of the succeeding meeting.

20.11
All acts bona fide done by any meeting of the Board or by a committee of Directors or by any person acting as Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee as the case may be.

20.12
The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

20.13
Unless required otherwise by the NYSE Rules and/or the Hong Kong Listing Rules, a resolution in writing signed by each and every one of the Directors (or their respective alternates pursuant to Article 16.9) shall be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held and may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

21	Secretary

21.1
The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board.  Anything by the Law or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary appointed by the Board, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the Board.

21.2
A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

22	General Management and Use of the Seal

22.1
The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which such seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Board for the purpose.  The securities seal which shall be a facsimile of the common seal with the word "Securities" engraved thereon shall be used exclusively for sealing securities issued by the Company and for sealing documents creating or evidencing securities so issued.  The Board may either generally or in any particular case resolve that the securities seal or any signatures or any of them may be affixed to certificates for shares, warrants, debentures or any other form of security by facsimile or other mechanical means specified in such authority or that any such certificates sealed with the securities seal need not be signed by any person.  Every instrument to which the seal is affixed as aforesaid shall, as regards all persons dealing in good faith with the Company, be deemed to have been affixed to that instrument with the authority of the Directors previously given.

22.2
The Company may have a duplicate seal for use outside of the Cayman Islands as and where the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the agents of the Company for the purpose of affixing and using such duplicate seal and they may impose such restrictions on the use thereof as may be thought fit.  Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such duplicate seal as aforesaid.

22.3
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.  The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

22.4
The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

22.5
The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf in any part of the world and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

22.6
The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company, either in the Cayman Islands, Hong Kong, the People's Republic of China or elsewhere, and may appoint any persons to be members of such committees, regional or local boards or agencies and may fix their remuneration, and may delegate to any committee, regional or local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

22.7
The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or provident or superannuation funds or (with the sanction of an ordinary resolution) employee or executive share option schemes for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependents of any such persons.  The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.  The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.  Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

23	Capitalisation of Reserves

23.1
The Company in general meeting may upon the recommendation of the Board by ordinary resolution resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or funds or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportion on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares, debentures or other securities of the Company to be allotted and distributed credited as fully paid up to and amongst such members in proportion aforesaid or partly in one way and partly in the other, and the Board shall give effect to such resolution, provided that a share premium account and a capital redemption reserve and any reserve or fund representing unrealised profits may, for the purposes of this Article, only be applied in paying up unissued shares to be issued to members of the Company as fully paid up shares or paying up calls or instalments due or payable on partly paid securities of the Company subject always to the provisions of the Law.

23.2
Wherever such a resolution as referred to in Article 23.1 shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Board:

(a)
to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) as they think fit in cases where shares, debentures or other securities become distributable in fractions;

(b)
to exclude the right of participation or entitlement of any member with a registered address outside any territory where in the absence of a registration statement or other special or onerous formalities the circulation of an offer of such right or entitlement would or might be unlawful or where the Board consider the costs, expense or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefits of the Company; and

(c)
to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other securities to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

23.3
The Board may, in relation to any capitalisation sanctioned under Article 23.2 in its absolute discretion specify that, and in such circumstances and if directed so to do by a member or members entitled to an allotment and distribution credited as fully paid up of unissued shares or debentures in the Company pursuant to such capitalisation, the unissued shares, debentures or other securities to which that member is entitled shall be allotted and distributed credited as fully paid up to such person or persons as that member may nominate by notice in writing to the Company, such notice to be received not later than the day for which the general meeting of the Company to sanction the capitalisation is convened.

24	Dividends and Reserves

24.1	Subject to the Law and these Articles, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

24.2
The dividends, interest and bonuses and any other benefits and advantages in the nature of income receivable in respect of the Company's investments, and any commissions, trusteeship, agency, transfer and other fees and current receipts of the Company shall, subject to the payment thereout of the expenses of management, interest upon borrowed money and other expenses which in the opinion of the Board are of a revenue nature, constitute the profits of the Company available for distribution.

24.3
The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide, the Board shall not incur any responsibility to the holders of shares conferring any preferential rights.

24.4
The Board may also pay half-yearly or at other intervals to be selected by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits available for distribution justify the payment.

24.5
The Board may in addition from time to time declare and pay special dividends on shares of any class of such amounts and on such dates as they think fit, and the provisions of Article 24.3 as regards the powers and the exemption from liability of the Board as relate to declaration and payment of interim dividends shall apply, mutatis mutandis, to the declaration and payment of any such special dividends.

24.6
No dividend shall be declared or payable except out of the profits and reserves of the Company lawfully available for distribution including share premium.  No dividend shall carry interest against the Company.

24.7	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:

EITHER

(a)
that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment.  In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(iv)
the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit or loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis;

OR

(b)
that members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit.  In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(iv)
the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit and loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

24.8
The shares allotted pursuant to the provisions of Article 24.7 shall be of the same class as the class of, and shall rank pari passu in all respects with the shares then held by the respective allottees save only as regards participation:

(a)	in the relevant dividend (or share or cash election in lieu thereof as aforesaid); or

(b)
in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend, unless contemporaneously with the announcement by the Board of its proposal to apply the provisions of Article 24.7(a) or 24.7(b) in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of Article 24.7 shall rank for participation in such distributions, bonuses or rights.

24.9
The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of Article 24.8 with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned).  The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

24.10
The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of Article 24.7 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

24.11
The Board may on any occasion determine that rights of election and the allotment of shares under Article 24.7 shall not be made available or made to any members with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, or where the Board considers the costs, expenses or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefit of the Company, and in any such case the provisions aforesaid shall be read and construed subject to such determination.

24.12
The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company.  The Company may apply the share premium account in any manner permitted by the Companies Law.  The Company shall at all times comply with the provisions of the Companies Law in relation to the share premium account.

24.13
The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (including shares, warrants and other securities of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any reserves separate or distinct from any other investments of the Company.  The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

24.14
Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.  For the purpose of this Article no amount paid up on a share in advance of calls shall be treated as paid up on the share.

24.15
The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

24.16
The Board may retain any dividends or other monies payable upon shares in respect of which any person is, under the provisions as to the transmission of shares hereinbefore contained, entitled to become a member, or in respect of which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

24.17	The Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

24.18
Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting resolves, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

24.19
The Board, with the sanction of the members in general meeting, may direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective.  Where required, a contract shall be filed in accordance with the provisions of the Law and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

24.20	A transfer of shares shall not pass therewith the right to any dividend or bonus declared thereon before the registration of the transfer.

24.21
Any resolution declaring or resolving upon the payment of a dividend or other distribution on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or made to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend or other distribution shall be payable or made to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

24.22
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividends, interim and special dividends or bonuses and other moneys payable or rights or property distributable in respect of such shares.

24.23
Unless otherwise directed by the Board, any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of the person whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct.  Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares and shall be sent at his or their risk, and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

24.24
The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions.  However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

24.25
All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the exclusive benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof or be required to account for any money earned thereon.  All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company and after such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses.

25	Untraceable Members

25.1	The Company shall be entitled to sell any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(a)	all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b)
the Company has not during that time or before the expiry of the three month period referred to in Article 25.1(d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(c)	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(d)
upon expiry of the 12-year period, the Company has caused an advertisement to be published in the newspapers, or, subject to the NYSE Rules and the Hong Kong Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided, giving notice of its intention to sell such shares, and a period of three months has elapsed since such advertisement and the HKEX has been notified of such intention.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

25.2
To give effect to any sale contemplated by Article 25.1 the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.  The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount.  No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.

26	Document Destruction

26.1
The Company shall be entitled to destroy all instruments of transfer, probate, letters of administration, stop notices, powers of attorney, certificates of marriage or death and other documents relating to or affecting title to securities in or of the Company ("Registrable Documents") which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register if purporting to have been made on the basis of an instrument of transfer or Registrable Document so destroyed was duly and properly made and every instrument of transfer or Registrable Document so destroyed was a valid and effective instrument or document duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)
the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of the Company of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)
nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of any documents referred to in this Article or any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document might be relevant to a claim.

27	Annual Returns and Filings

The Board shall make the requisite annual returns and any other requisite filings in accordance with the Law.

28	Accounts

28.1
The Board shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Law.

28.2
The books of account shall be kept at the Company's principal place of business in Hong Kong or, subject to the provisions of the Law, at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

28.3
The Board shall from time to time determine whether, to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members (other than officers of the Company) and no member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Law or any other relevant law or regulation or as authorised by the Board or by the Company in general meeting.

28.4
The Board shall, commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date to which the profit and loss account is made up and a Directors' report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an Auditors' report on such accounts prepared pursuant to Article 29.1 and such other reports and accounts as may be required by law.

28.5
Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting be sent in the manner in which notices may be served by the Company as provided herein to every member of the Company and every holder of debentures of the Company, provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one  of the joint holders of any shares or debentures.

28.6
To the extent permitted by and subject to due compliance with these Articles, the Law and all applicable rules and regulations, including, without limitation, the rules of the HKEX and NYSE, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 28.5 shall be deemed satisfied in relation to any member or any holder of debentures of the Company by sending to such person instead of such copies, not less than 21 days before the date of the annual general meeting, in any manner not prohibited by these Articles and the Law, a summary financial statement derived from the Company's annual accounts, together with the Directors' report and the Auditors' report on such accounts, which shall be in the form and containing the information required by these Articles, the Law and all applicable laws and regulations, provided that any person who is otherwise entitled to the annual accounts of the Company, together with the Director's report and the Auditor's report thereon may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, in addition to the summary financial statement, a complete printed copy of the Company's annual accounts, together with the Directors' report and the Auditor's report thereon.

29	Audit

29.1
The Auditors shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto.  Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any member.  The Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

29.2
The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting.  The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.  No person may be appointed as the, or an, Auditor, unless he is independent of the Company.  The Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the members in general meeting in which case the members at that meeting may appoint Auditors.  The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act.  The remuneration of any Auditor appointed by the Board under this Article may be fixed by the Board.

29.3
Every statement of accounts audited by the Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof.  Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.

30	Notices

30.1
Except as otherwise provided in these Articles, any notice or document may be served by the Company and any notices may be served by the Board on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register or, to the extent permitted by the NYSE Rules and/or the Hong Kong Listing Rules and all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the member to the Company or by placing it on the Company's Website provided that the Company has obtained either (a) the member's prior express positive confirmation in writing or (b) the member’s deemed consent, in the manner specified in the NYSE Rules and/or the Hong Kong Listing Rules to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means, or (in the case of notice) by advertisement published in the manner prescribed under the NYSE Rules and/or the Hong Kong Listing Rules.  In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

30.2	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)
every person shown as a member in the register of members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of members;

(b)
every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member of record where the member of record but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c)	the Auditors;

(d)	each Director and alternate Director;

(e)	the HKEX; and

(f)	such other person to whom such notice is required to be given in accordance with the Hong Kong Listing Rules.

30.3	No other person shall be entitled to receive notices of general meetings.

30.4
A member shall be entitled to have notice served on him at any address within Hong Kong.  Any member who has not given an express positive confirmation in writing to the Company in the manner specified in the Hong Kong Listing Rules to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by electronic means and whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address.  A member who has no registered address in Hong Kong shall be deemed to have received any notice which shall have been displayed at the transfer office and shall have remained there for a period of 24 hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed, provided that, without prejudice to the other provisions of these Articles, nothing in this Article shall be construed as prohibiting the Company from sending, or entitling the Company not to send, notices or other documents of the Company to any member whose registered address is outside Hong Kong.

30.5
Any notice or document sent by post shall be deemed to have been served on the day following that on which it is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such post office shall be conclusive evidence thereof.

30.6	Any notice or other document delivered or left at a registered address otherwise than by post shall be deemed to have been served or delivered on the day it was so delivered or left.

30.7
Any notice served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).

30.8
Any notice given by electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by the NYSE Rules and/or the Hong Kong Listing Rules or any applicable laws or regulations.

30.9
A notice may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him or them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

30.10
Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

30.11
Any notice or document delivered or sent to any member in pursuance of these Articles, shall notwithstanding that such member be then deceased and whether or not the Company has notice of his death be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

30.12	The signature to any notice to be given by the Company may be written or printed by means of facsimile or, where relevant, by Electronic Signature.

31	Information

31.1
No member shall be entitled to require discovery of or any information in respect of any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the members or the Company to communicate to the public.

31.2
The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the register of members and transfer books of the Company.

32	Winding Up

32.1
If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution of the Company and any other sanction required by the Law divide among the members in specie or kind the whole or any part of the assets of the Company (whether the assets shall consist of property of one kind or shall consist of properties of different kinds) and may for such purpose set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the members or different classes of members.  The liquidator may, with the like authority or sanction vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like authority or sanction and subject to the Law, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

32.2
If the Company shall be wound up, and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.  And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.  This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

32.3
In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

33	Indemnities

33.1
Every Director, Auditor or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities incurred or sustained by him as a Director, Auditor or other officer of the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted.

33.2
Subject to the Companies Law, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

34	Financial Year

The financial year of the Company shall be prescribed by the Board and may, from time to time, be changed by it.

35	Amendment of Memorandum and Articles

Subject to the Law, the Company may at any time and from time to time by special resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part.

APPENDIX II

PRINCIPAL TERMS OF THE 2010 SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme which is proposed to be adopted by the Company upon Listing:-

(a)	Purpose of the Share Option Scheme
The purpose of the Share Option Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

(b)	Administration of the Share Option Scheme
The Share Option Scheme shall be subject to the administration of the Board, and the decision of the Board shall be final and binding on all parties. The Board shall have the right to (i) interpret and construe the provisions of the Share Option Scheme, (ii) determine the persons who will be offered options under the Share Option Scheme, and the number of Shares and subscription price of the options, (iii) to make such appropriate and equitable adjustments to the terms of options granted under the Share Option Scheme as it deems necessary, and (iv) make such other decisions or determinations as it shall deem appropriate in relation to the grant of options and/or the administration of the Share Option Scheme. The interpretation of the Share Option Scheme by the Board must be in accordance with Chapter 17 of the HK Listing Rules and any interpretation of the Share Option Scheme if it amounts to alteration thereof referred to in paragraph (w) below must comply with the requirements referred to in paragraph (w) below.

(c)	Who may join
The Board may at any time within 10 years after the adoption date of the Share Option Scheme make an offer to any Participant, as the Board may in its absolute discretion select, to take up an option pursuant to which such Participant may, during the period of the option, subscribe for such number of Shares as the Board may determine at a subscription price determined in accordance with (d) below. A Date of Grant of option shall be a business day.

(d)	Price of Shares
The subscription price shall be such price determined by the Board at its absolute discretion and notified to the Participant in the offer but shall be no less than the highest of:
(i)	the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant;
(ii)	the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the Date of Grant; and
(iii)	the nominal value of a Share on the Date of Grant.

(e)	Maximum number of Shares
(i)
The overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time (“Scheme Limit”).

(ii)
The Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and other share option schemes of the Company shall not exceed 10% of the Shares in issue upon adoption of the Share Option Scheme (the “Scheme Mandate Limit”). Options lapsed in accordance with the terms of the Share Option Scheme shall not be counted for the purpose of calculating the Scheme Mandate Limit.

(iii)
The Company may renew the Scheme Mandate Limit at any time subject to prior shareholders’ approval. However, the Scheme Mandate Limit as renewed shall not exceed 10% of the Shares in issue as at the date of the aforesaid shareholders’ approval. Options previously granted under the Share Option Scheme, and other share option schemes (including those outstanding, lapsed in accordance with the schemes or exercised options) shall not be counted for the purpose of calculating the limit as renewed. A circular must be sent to shareholders in connection with the meeting at which their approval will be sought.

(iv)
The Company may also seek separate shareholders’ approval for granting options beyond the Scheme Mandate Limit to Participants specifically identified by the Company before the aforesaid shareholders’ meeting where such approval is sought. A circular must be sent to shareholders containing a generic description of the identified Participants, the number and terms of the options to be granted, the purpose of granting options to the identified Participants, and how these options serve such purpose.

(v)
The total number of Shares issued and to be issued upon exercise of the options granted and to be granted to each Participant or Grantee (as the case may be) (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the Shares in issue (the “Individual Limit”). Any further grant of options in excess of the Individual Limit shall be subject to shareholders’ approval with such Participant or Grantee (as the case may be) and his associates (as such term is defined in the HK Listing Rules) abstaining from voting. A circular must be sent to the shareholders disclosing the identity of the Participant or Grantee (as the case may be) and the number and terms of the options granted and to be granted. The number and terms of options to be granted to such Participants or Grantee, as the case may be, shall be fixed before shareholders’ approval is sought and the date of the board meeting for proposing such further grant shall be taken as the Date of Grant of an option for the purpose of calculating the subscription price.

(f)	Grant of options to connected persons
The grant of options to any Director, chief executive or substantial shareholder of the Company or their respective associates shall be approved by the independent non-executive Directors of the Company (excluding any independent non-executive Director who is the proposed Grantee of the option). Where any grant of options to a independent non-executive Director or substantial shareholder (as that term is defined in the HK Listing Rules), or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:
(i)	representing in aggregate over 0.1% of the Shares in issue for the time being; and

(ii)	having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million,

such grant of options shall be approved by the Shareholders (voting by way of poll). All connected persons (as defined in the HK Listing Rules) of the Company shall abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

(g)	Time of exercise of option
An option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period to be notified by the Board to each Grantee but may not be exercised after the expiry of 10 years from the Date of Grant. The Board may provide restrictions on the exercise of an option during the period an option may be exercised.

(h)	Rights personal to Grantee
An option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option.

(i)	Rights on cessation of employment by death
If the Grantee who is an employee or executive director (but not a non-executive director) of the Group, dies before exercising the option in full and none of the events which would be a ground for termination of his or her employment under (k) below then exists, the personal representative(s) of the Grantee shall be entitled within a period of 12 months from the date of death to exercise the option up to the entitlement of such Grantee as at the date of death, failing which the option will lapse.

(j)	Rights on cessation of employment for other reasons
If the Grantee who is an employee or director, ceases to be an employee or executive director (but not a non-executive director) of the Group for any reason other than on his or her death or the termination of his/her employment or directorship on one or more of the grounds specified in (k) below, the option shall lapse on the date of cessation of such employment or directorship and not be exercisable unless the Board otherwise determines in which event the option shall be exercisable to the extent and within such period as the Board may determine. The date of cessation of employment or directorship shall be the last actual working day on which the Grantee was physically at work with the Company or the relevant Subsidiary, whether salary is paid in lieu of notice or not.

(k)	Rights on cessation of employment by dismissal
If a Grantee who is an employee or executive director (but not a non-executive director), ceases to be an employee or executive director (but not a non-executive director) of the Group by reason of the termination of his or her employment or directorship on the grounds that he or she has been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his or her debts or has become bankrupt or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or on any other ground on which an employer would be entitled to terminate his or her employment summarily, his or her option will lapse and not be exercisable on the date of termination of his or her employment or directorship.

(l)	Cancellation of options
Any option granted but not exercised may be cancelled if the Grantee so agrees. If such cancellation has been approved by the Shareholders in a general meeting, options may be reissued after such cancellation, provided that there are available unissued options within the limits mentioned in paragraph (e) above and the re-issued options shall only be granted in compliance with the terms of the Share Option Scheme. The relevant Grantees and their respective associates shall abstain from voting at any such Shareholders’ meeting to approve the cancellation and any vote taken at the general meeting for approving such cancellation shall be taken by poll. If cancellation takes place without Shareholders’ approval, such options may not be re-issued.

(m)	Effects of alterations to share capital
(i) In the event of any alteration in the capital structure of the Company whilst any option remains exercisable or the Share Option Scheme remains in effect, and such event arises from a capitalization of profits or reserves, rights issue, consolidation, sub-division or reduction of the share capital of the Company, then, in any such case the Company shall instruct the Auditors or independent financial adviser of the Company to certify in writing the adjustment, if any, that ought in their opinion fairly and reasonably to be made either generally or as regards any particular Grantee, to:
(aa)	the number or nominal amount of Shares subject to option(s) already granted and to the Share Option Scheme (insofar as it is/they are unexercised); and/or
(bb)	the subscription price of any option(s),

and an adjustment as so certified by the Auditors or the independent financial adviser of the Company shall be made, provided that:
(aa)
the Auditor or financial adviser shall confirm to the Directors in writing that the adjustment (other than any made on a capitalisation issue) satisfy the requirements set out in the note to Rule 17.03(13) of the HK Listing Rules;

(bb)	no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value;
(cc)	such adjustment must give a Participant the same proportion of the equity capital of the Company as that to which that person was previously entitled; and
(dd)	the issue of securities of the Company as consideration in a transaction shall not be regarded as a circumstance requiring any such adjustment.

(ii) If there has been any alteration in the capital structure of the Company as referred to in paragraph (i) above, the Company shall, upon receipt of a notice from a Grantee, inform the Grantee of such alteration and shall either inform the Grantee of the adjustment to be made in accordance with the certificate of the Auditors or the independent financial adviser to the Company obtained by the Company for such purpose or, if no such certificate has yet been obtained, inform the Grantee of such fact and instruct the Auditors or the independent financial adviser to the Company as soon as practicable thereafter to issue a certificate in that regard in accordance with paragraph (i) above.

(n)	Rights on a general offer
In the event of a general offer by way of takeover (other than by way of scheme of arrangement) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant option, the Company shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the option either to its full extent or to the extent notified by the Company at any time within such period as shall be notified by the Company.

In the event of a general offer by way of scheme of arrangement being made to all the Shareholders and has been approved by the necessary number of Shareholders at the requisite meetings, the Grantee may at any time thereafter (but before such time as shall be notified by the Company) exercise the option either to its full extent or to the extent notified by the Company.

(o)	Rights on voluntary winding-up
In the event a notice is given by the Company to its shareholders to convene a Shareholders’ meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Grantee may at any time thereafter (but before such time as shall be notified by the Company) exercise the option either to its full extent or to the extent notified by the Company, and the Company shall as soon as possible and in any event no later than 3 days prior to the date of the proposed Shareholders’ meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such option.

(p)	Rights on compromise or arrangement
In the event of a compromise or arrangement, other than a scheme of arrangement in connection with a general offer mentioned in paragraph (n) above, between the Company and its members or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall first give notice to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee may at any time thereafter but before such time as shall be notified by the Company exercise the option either to its full extent or to the extent notified by the Company, and the Company shall as soon as possible and in any event no later than 3 days prior to the date of the proposed meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such option.

(q)	Ranking of Shares
The Shares to be allotted and issued upon the exercise of an option will rank pari passu with the fully paid Shares in issue on the date the name of the Grantee is registered on the register of members of the Company. Prior to the Grantee being registered on the register of members of the Company, the Grantee shall not have any voting rights, or rights to participate in any dividends or distributions of any rights arising on a liquidation of the Company, in respect of the Shares to be issued upon the exercise of the option.

The Shares issued on exercise of the options will on issue be identical to the then existing issued Shares of the Company.

(r)	Amount payable on acceptance
The amount payable on acceptance of an option is HK$1.00 or such other amount as decided by the Board. The offer of the option shall be accepted by the Participants within 7 days or such other period as the Board may decide from the date of the offer, otherwise the offer shall deem to have been irrevocably declined.

(s)	Minimum period or performance target
Subject to any terms specifically imposed by the Board, there is no minimum period for which an option must be held before it can be exercised and no performance target which must be achieved before the options can be exercised.

(t)	Period of the Share Option Scheme
Subject to earlier termination by the Company in general meeting or by the Board, the Share Option Scheme shall be valid and effective for a period of 10 years from the date of its adoption, being the date on which the Share Option Scheme becomes unconditional and effective. After the expiry of the 10-year period, no further options will be offered or granted but in all other respects the provisions of the Share Option Scheme shall remain in force and effect in respect of options granted under the Share Option Scheme but not yet exercised at the time of its termination. Options complying with the provisions of Chapter 17 of the HK Listing Rules which are granted during the life of the Share Option Scheme and which remain unexpired immediately prior to the end of the 10-year period shall continue to be exercisable thereafter.

(u)	Termination of the Share Option Scheme
The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further options will be offered or granted but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect in respect of options granted under the Share Option Scheme but not yet exercised at the time of its termination. Options complying with the provisions of Chapter 17 of the HK Listing Rules which are granted during the life of the Share Option Scheme and which remain unexpired immediately prior to the termination of the operation of the Share Option Scheme shall continue to be exercisable thereafter.

(v)	Lapse of option
An option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:
(i)	the expiry of the option period;
(ii)	the expiry of the periods referred to in paragraph (i), (j) or (o) respectively;
(iii)
subject to any court of competent jurisdiction not making an order the effect of which is to prohibit the offeror from acquiring the remaining shares in the general offer, the expiry of the period referred to in paragraph (n) above;

(iv)	subject to the scheme of arrangement referred to in paragraph (n) or paragraph (p) above becoming effective, the expiry of the period for exercising an option relating thereto;
(v)
the date on which the Grantee who is an employee (including an executive director but excluding a non-executive director) ceases to be an employee or director by reason of the termination of his or her employment or directorship on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(vi)	the date of the commencement of the winding-up of the Company; or
(vii)
the date on which the Grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the option in breach of the Share Option Scheme.

(w)	Alterations to the Share Option Scheme
The alteration of the Share Option Scheme are governed by Chapter 17 of the HK Listing Rules and the Share Option Scheme cannot be altered to the advantage of Grantees or prospective Grantees of options except with the prior sanction of an ordinary resolution of the Company in general meeting with Participants and their associates abstaining from voting. Furthermore, the provisions in the Share Option Scheme relating to the matters set out in Rule 17.03 of the HK Listing Rules must not be altered except with the prior approval of the Shareholders in general meeting. Any alteration to the terms and conditions of the Share Option Scheme which are of a material nature or any change in the terms of options granted or any change to the authority of the Board must be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. Any amended terms of the Share Option Scheme or the options under such scheme must still comply with the relevant requirements of Chapter 17 of the HK Listing Rules.

APPENDIX III

FORM OF EXTRAORDINARY GENERAL MEETING RESOLUTIONS

ORDINARY RESOLUTIONS

1.
“THAT an amount standing to the credit of profit and loss account of the Company equal to the total aggregate nominal amount of 71,637,500 ordinary shares of US$0.001 each in the share capital of the Company be capitalized and the Directors be and are hereby authorised to appropriate and apply such sum in paying up in full at par not more than 71,637,500 bonus shares (the “Bonus Shares”) to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 16 June 2010 (the “Share Record Date”) on the basis of one Bonus Share for every ten ordinary shares of US$0.001 each (the “Shares”) held by such shareholders of the Company on the Share Record Date  and that in case where a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number.

2.
‘‘THAT subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the approval of the listing of and permission to deal in the ordinary shares (‘‘Shares’’) in the capital of the Company with a par value of US$0.001 each to be issued and allotted by the Company under the proposed new share option scheme of the Company (the ‘‘Share Option Scheme’’), the rules of which are set out in a document submitted to the meeting marked ‘‘A’’ and signed for the purpose of identification by the Chairman, such Share Option Scheme be and is hereby approved with effect from the first day of dealing of Shares on the Stock Exchange of Hong Kong Limited and adopted as the Company’s share option scheme and the directors of the Company (‘‘Directors’’) be and are hereby authorized to take all such steps as they may deem necessary, desirable or expedient to carry into effect, waive or amend the Share Option Scheme subject to the terms of the Share Option Scheme and Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

3.	“THAT

(a)
conditional on (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, the Shares in issue and to be issued as mentioned herein (including any Shares which may be issued pursuant to the exercise of the options which were granted under the equity incentive plan (“Equity Incentive Plan”) adopted by the Company in July 2008 or to be granted under the Share Option Scheme) and (ii) the fifth amended and restated memorandum and articles of association of the Company becoming effective;

(b)
a general unconditional mandate be given to the Directors to exercise all the powers of the Company to allot, issue and deal in, otherwise than by way of rights issue or an issue of Shares upon the exercise of options which may be granted under the Equity Incentive Plan or the Share Option Scheme or under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of Shares or rights to acquire Shares or any scrip dividend schemes or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the memorandum and articles of association of the Company as amended from time to time (“Articles”) or a specific authority granted by the Shareholders in general meeting, Shares with a total nominal value not exceeding 20% of the total nominal value of the share capital of the Company in issue immediately upon the listing (“HK Listing”) of the Shares on The Stock Exchange of Hong Kong Limited (excluding any Shares which may be issued pursuant to options that were granted under the Equity Incentive Plan), such mandate to remain in effect until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)
the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company as adopted and amended from time to time or any applicable laws of the Cayman Islands to be held; or

(iii)	the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(c)
a general unconditional mandate be given to the Directors authorizing them to exercise all powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the Shares may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited for this purpose such number of Shares with a total nominal value not exceeding 10% of the aggregate of the total nominal amount of the share capital of the Company in issue immediately upon the HK Listing (excluding any Shares which may be issued pursuant to options that were granted under the Equity Incentive Plan or may be granted under the Share Option Scheme), such mandate to remain in effect until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of the Cayman Islands to be held; or

(iii)	the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(d)
the general unconditional mandate mentioned in paragraph (b) above was extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase Shares referred to in paragraph (c) above provided that such extended amount shall not exceed 10% of the total nominal value of the share capital of the Company in issue immediately upon the HK Listing (excluding any Shares which may be issued pursuant to options that were granted under the Equity Incentive Plan or may be granted under the Share Option Scheme); and

SPECIAL RESOLUTION

“THAT, conditional upon the listing of the Shares on The Stock Exchange of Hong Kong Limited, the fifth amended and restated memorandum and articles of association of the Company contained in the printed document, a copy of which has been produced to the meeting marked “B” and has been signed by the Chairman of the meeting for the purpose of identification, be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for the existing memorandum and articles of association of the Company with effect from the first day of dealing of Shares on The Stock Exchange of Hong Kong Limited.”

CHINA MASS MEDIA CORP.

Proxy Card for Extraordinary General Meeting

(or any adjournment or postponement thereof) to be held on July 19, 2010

I/We, _____________________________ of _______________________, being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.001 per share, of China Mass Media Corp. (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or ____________________ of ________________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment or postponement thereof) of the Company to be held at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China at 10:00 a.m. (Beijing time) on July 19, 2010, and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	To approve the adoption of the Fifth Amended and Restated Memorandum and Articles of Association.
2.	To approve the adoption of the 2010 share option scheme.
3.	To grant a general mandate to the board of directors to issue new securities and repurchase shares of the Company.
4.
To approve the issuance of no more than 71,637,500 ordinary shares, par value US$0.001 per share, of the Company as a stock dividend credited as fully paid by capitalizing the profit and loss account of the Company.

Dated	_____________, 2010	Signature(s) (Note 4)

Notes:
[1]
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided.  A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.”  IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”  If you fail to complete any or all the boxes, the ordinary shares will be voted “FOR” the proposal.  Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Extraordinary General Meeting which has been properly put to the Meeting.

[4]
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: June 23, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer